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10027740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section
FEB 24 2010
Washington, DC
109

SEC FILE NUMBER
8- 36654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRILL SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 WEST 57TH STREET - 16TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT B. BROWN 212-957-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE (Address) VALLEY STREAM (City) N.Y. (State) 11580 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT B. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILL SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES 3/17/2011

Notary Public 2/18/10

Signature

C.E.O

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2009

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

GLASSER & HAIMS, PC
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, NY 11580

----

(516) 568-2700 FAX (516) 568-291
irwinhaims@gmail.com

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

To the Board of Directors of Brill Securities, Inc.
152 West 57th Street
New York, N.Y. 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009, to December 31, 2009, which were agreed to by Brill Securities, Inc. and the SEC, FINRA, and other designated examining authority, solely to assist you and the other specified parties in evaluating Brill Securities, Inc. compliance with the applicable instructions of Form SIPC-7T. Brill Securities, Inc. management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the AICPA. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (general ledger and copies of checks) noting no differences.

2. Compared the Total Revenue amounts of the audited form X-17a-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as follows: noting no differences.

PERIOD ENDING	DATE PAID	AMOUNT OF PAYMENT TO SIPC
Minimum	March 6, 2009	$ 152.00
June 30, 2009	July 28, 2009	4,838.60
December 31, 2009	February 18, 2009	10,354.03
		$ 15,344.63

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical of the calculations reflected in Form SIPC-7T and in the related schedules and working papers. There were no differences and therefore noting no differences.

We were not engaged to, and did not conduct an examination, the object of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Glasser & Haims CPA P.C

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580
February 19, 2010

--oOo--

F I N A N C I A L STATEMENTS

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2009

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2009 and the related statements of income, expenses and retained earnings, statement of changes in ownership equity and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brill Securities, Inc. as of December 31, 2009, and the results of its operations, stockholder equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

Glasser & Haims CPA, P.C

GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.

February 12, 2010

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

1.	Cash in bank		$ 198,548
2.	Receivables from brokers or dealers		
	A. Clearance accounts	$ 223,171	
	B. Other	291,481	514,652
4.	Securities owned at market value		
	D. Other securities		163,242
10.	Furniture and equipment (net)		55,758
11.	Other assets		
	Security deposit	$ 114,078	
	Advances receivable	94,618	
	Prepaid taxes	35,976	244,672
12.	TOTAL ASSETS		$1,176,872

LIABILITIES AND OWNERSHIP EQUITY

17.	Account payable, accrued liabilities, expenses, and other	$ 291,403
20.	TOTAL LIABILITIES	$ 291,403
24.	TOTAL OWNERSHIP EQUITY	$ 885,469
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$1,176,872

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE			
1.	Commissions	$ 5,464,453	
2.	Gain from trading accounts	1,512,578	
8.	Other revenue		
	Fees for account management	555,811	
	Other revenue	524,420	
9.	Total revenue		$ 8,057,262
EXPENSES			
10.	Stockholders, officers salaries and employment costs	$ 1,222,717	
11.	Other employment costs	5,132,457	
14.	Regulatory fees	81,699	
15.	Other expenses	1,585,721	
16.	Total expenses		8,022,594
17.	Net income before federal income tax		$ 34,668
18.	Provision for federal income tax		5,377
	Net income		29,291
	Retained earnings - January 1, 2009		479,045
	Retained earnings - December 31, 2009		$ 508,336

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD JANUARY 1, TO DECEMBER 31, 2009

Balance - January 1, 2009	$ 856,178
Net profit for year	29,291
Balance - December 31, 2009	$ 885,469

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES

Net profit		$ 29,291
Non-cash items included in net gain		
Depreciation and amortization		1,782
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ (49,706)	
Securities owned	155,472	
Other assets	(35,705)	
		70,061
Increase (decrease) in operating liabilities		
Accounts payable, accrued liabilities, expenses and other		79,038
Cash increased by operating activities		180,172
Cash - January 1, 2009		18,376
Cash - December 31, 2009		$ 198,548

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. At December 31, 2009 adjustments were made to record all trading account profit and losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method. Depreciation on assets acquired subsequent to 1986, after the write-off allowed under I.R.C. Section 179, is under the straight line method over 7 years. Leasehold improvements are amortized over 39 years.

NOTE 2 - STOCKHOLDERS' EQUITY - CAPITAL STOCK

Authorized:
150,000 shs. - common - par value .10
100,000 shs. - preferred - par value .10

Issued:	
11,472 shs. - common	$ 1,147.20
Amount paid in over par value	375,985.38
RETAINED EARNING	
Balance - December 31, 2009	508,336.33
	$ 885,468.91

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires April 30, 2017. The rent, exclusive of escalation, for the year ended December 31, 2010 is $233,932 and $1,572,209 for the balance of the lease.

In addition to the premises at 152 West 57th Street, the corporation operates from six branch offices, five of these branch offices are maintained by account executive who operates in each such office. The corporation maintains it has no liability for any rent for these offices. One of the Boston, Ma. offices is operated under a lease expiring March 31, 2011. The rent, exclusive of escalation, for the year ended December 31, 2010 is $22,575.00 and $7,525.00 for the balance of the lease.

We have not been informed, by counsel, of any material claims or arbitrations against the corporation.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the firm is subject to rule 15c3-1 of the Securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2009 the firm's net capital ratio was .52 to 1 and its net capital exceeded requirements by $455,240.00.

BRILL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

1.	Total ownership equity		$ 885,469
6.	Deductions		
	A. Non-allowable assets		
	Furniture and equipment	$ 55,758	
	Other assets	244,672	300,430
8.	Net capital before haircuts		$ 585,038
9.	Haircuts		
	C. (4) Securities	$ 24,486	
	Bank Money Market	3,994	
	D. Undue concentration	1,318	29,798
10.	Net capital		$ 555,240

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital - 6 2/3% of Line 19	$ 19,524
12.	Basic net capital	$ 100,000
13.	Net capital requirement	$ 100,000
14.	Excess net capital	$ 455,240
15.	Excess net capital @ 1000% -(line 10 less 10% of line 19)	$ 526,100

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	$ 291,403
19.	Total aggregate indebtedness	$ 291,403
20.	Percentage of aggregate indebtedness to net capital	52.48%

BRILL SECURITIES, INC.
DECEMBER 31, 2009

COMPUTATION OF DIFFERENCE OF NET CAPITAL
BETWEEN
CORPORATION FOCUS AND AUDITED REPORT

Net capital per corporation's focus		$ 555,407
Adjustments		
Additional Accrued Expenses	$ (989)	
Haircut Adjustment	821	
Rounding	1	(167)
Net Capital Per Audit Report		$ 555,240

BRILLL SECURITIES, INC.

DECEMBER 31, 2009

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from rule 15c3-3 is claimed under section k(2)ii.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.
(516) 568-2700

February 12, 2010

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL SECURITIES INC. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA, P.C.

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580